SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K
                                 ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934




[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
     For the Fiscal Year Ended December 31, 1993


[ ] TRANSITION REPORT, PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                         Commission File Number 1-4654


           Full title of Plan: WITCO CORPORATION THRIFT SAVINGS PLAN




Name of issuer of the securities held pursuant to the plan and the address of its principal office:


                               WITCO CORPORATION
                               ONE AMERICAN LANE
                       GREENWICH, CONNECTICUT 06831-2559

                                   SIGNATURE




       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Witco Corporation Thrift Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                           WITCO CORPORATION THRIFT SAVINGS PLAN






Date:  June 24, 1994                          /s/ Michael D. Fullwood
                                              -----------------------
                                                  Michael D. Fullwood
                                                    Executive Vice President and
                                                    Chief Financial Officer of
                                                    Witco Corporation and
                                                    Administrator of the
                                                    Witco Corporation Thrift
                                                    Savings Plan

                                     INDEX



Financial Statements and Exhibits
- - - - - ---------------------------------

                                                                           Page
                                                                           ----

       Report of Independent Auditors...................................... F-1

       Financial Statements
       Statements of Net Assets Available for Plan Benefits
        (Modified Cash Basis) as of December 31, 1993 an 1992.............. F-2
       Statements of Changes in Net Assets Available for Plan
         Benefits (Modified Cash Basis) for the Year Ended
         December 31, 1993 and 1992 ....................................... F-3
       Notes to Financial Statements ...................................... F-5

       Supplemental Schedules
       Schedule of Assets Held for Investment Purposes .................... F-10
       Schedule of Reportable Transactions................................. F-11

                         Report of Independent Auditors


Management Committee of Witco Corporation
Witco Corporation

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Witco Corporation Thrift Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note A, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Witco Corporation Thrift Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note A.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1993 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                                  ERNST & YOUNG


June 7, 1994
Stamford, Connecticut

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN
                         BENEFITS (MODIFIED CASH BASIS)

                                                                              December 31
                                                                      ---------------------------
                                                                         1993             1992
                                                                      ----------       ----------
Assets:
   Group annuity contracts--Notes A and D:
      NY Life Ins. Co. GA# 06022                                    $ 18,921,884      $19,314,741
      Metropolitan Life GA# 11344                                              -       17,958,660

   Witco Stock Fund
      (Units - 303,714 and 122,904 at a cost
       of $6,334,534 and $4,616,907, respectively)                     9,680,884        6,160,563

   Mutual Funds:
      Guaranteed Investment Fund Trust
         (Units - 15,536,930 at a cost of $15,536,930)                15,536,930                -
      Dreyfus Liquid Assets, Inc.
         (Units - 11,756,262 and 35,274,608 at a cost
          of $11,756,262 and $35,274,608, respectively)               11,756,262       35,274,608
      Dreyfus Fund, Inc.
         (Units - 688,936 and 202,685 at a cost of
          $9,074,353 and $2,627,563, respectively)                     9,025,056        2,689,630
      Dreyfus Growth Opportunity Fund, Inc.
         (Units - 563,852 and 153,045 at a cost of
          $6,940,640 and $1,905,225, respectively)                     6,055,774        2,011,018
      Dreyfus Short-Intermediate Government Fund, Inc.
         (Units - 531,908 and 141,810 at a cost of
          $6,142,248 and $1,646,127, respectively)                     6,047,793        1,615,217
      Dreyfus Global Investing, Inc.
         (Units - 211,650 and 39,847 at a cost of
          $3,017,887 and $540,536, respectively)                       3,394,870          537,930

   Overnight Contract                                                 17,580,530                -
                                                                     -----------      -----------

Net assets available for plan benefits                               $97,999,983      $85,562,367
                                                                     ===========      ===========


See notes to financial statements.

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS (MODIFIED CASH BASIS)

                          Year Ended December 31, 1993



                    Group Annuity                            Short-
                      Contracts     Witco       Money     Intermediate               Growth     Global     Guaranteed
                      (Including    Stock       Market     Government   Dreyfus   Opportunity Investment   Investment
                      Overnight     Fund         Fund         Fund       Fund         Fund       Fund      Fund Trust
                      Contract)   (Fund A)     (Fund B)     (Fund C)   (Fund D)     (Fund E)   (Fund F)     (Fund G)       Total
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

Additions to
 net assets
 attributed to:
Investment income
  Gains (losses)
   on investments
    Unrealized .... $       --   $ 1,862,011 $        147 $   (63,260)$  (110,007)$  (992,503)$   378,240 $       --   $  1,074,628
    Realized ......         --        59,979         --        30,621     424,109   1,161,537     128,853         --      1,805,099
  Interest ........    3,036,540        --           --          --          --          --          --           --      3,036,540
  Dividends .......         --       250,428      280,126     348,786     195,258        --        14,392      744,868    1,833,858
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

                       3,036,540   2,172,418      280,273     316,147     509,360     169,034     521,485      744,868    7,750,125
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

Contributions
  Participants ....         --     1,369,222    1,805,412   1,053,601   1,884,516   1,344,853     619,752    1,026,739    9,104,095
  Employer, net of
   forfeitures of
   of $126,879 ....         --       553,091      865,502     455,891     795,562     573,935     262,260      476,351    3,982,592
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

                            --     1,922,313    2,670,914   1,509,492   2,680,078   1,918,788     882,012    1,503,090   13,086,687
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

  Total additions .    3,036,540   4,094,731    2,951,187   1,825,639   3,189,438   2,087,822   1,403,497    2,247,958   20,836,812
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

Deductions from
 net assets
 attributed to:
  Withdrawals .....   (3,682,662)   (502,846)  (1,925,440)   (309,464)   (452,814)   (203,517)   (101,508)  (1,091,432)  (8,269,683)
  Administrative
   expenses .......      (98,174)    (10,931)     (38,597)     (6,681)     (9,539)     (6,382)     (2,611)     (16,182)    (189,097)
  Other ...........         --       113,628     (162,939)     21,728      26,524      24,011      10,428       26,204       59,584
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

  Total deductions    (3,780,836)   (400,149)  (2,126,976)   (294,417)   (435,829)   (185,888)    (93,691)  (1,081,410)  (8,399,196)
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

Net increase
 (decrease) prior
 to interfund
 transfers ........     (744,296)  3,694,582      824,211   1,531,222   2,753,609   1,901,934   1,309,806    1,166,548   12,437,616
 Interfund transfers     (26,691)   (174,261) (24,342,557)  2,901,354   3,581,817   2,142,822   1,547,134   14,370,382         --
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

Net increase
 (decrease) .......     (770,987)  3,520,321  (23,518,346)  4,432,576   6,335,426   4,044,756   2,856,940   15,536,930   12,437,616
Net assets
 available for
 plan benefits at
 beginning of year    37,273,401   6,160,563   35,274,608   1,615,217   2,689,630   2,011,018     537,930         --     85,562,367
                    ------------ ----------- ------------ ----------- ----------- ----------- ----------- ------------ ------------

Net assets
 available for
 plan benefits
 at end of year ... $ 36,502,414 $ 9,680,884 $ 11,756,262 $ 6,047,793 $ 9,025,056 $ 6,055,774 $ 3,394,870 $ 15,536,930 $ 97,999,983
                    ============ =========== ============ =========== =========== =========== =========== ============ ============





See notes to financial statements.

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                      PLAN BENEFITS (MODIFIED CASH BASIS)

                          Year Ended December 31, 1992



                                                                   Short-
                                       Witco       Money       Intermediate                  Growth        Global
                         Group         Stock       Market       Government     Dreyfus    Opportunity     Investing
                        Annuity        Fund         Fund           Fund         Fund          Fund          Fund
                       Contracts     (Fund A)     (Fund B)       (Fund C)     (Fund D)      (Fund E)      (Fund F)         Total
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------
Additions to
 net assets
 attributed to:
Investment income
   Unrealized
   gains/(losses)
   on investments    $       --    $   891,852  $        --    $   (30,396) $    62,197  $    101,912  $     (1,604) $   1,023,961
   Interest             5,471,857        1,263           --           --           --            --            --        5,473,120
   Dividends                 --        203,115         28,437       90,412       90,006         2,755         7,896        422,621
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

                        5,471,857    1,096,230         28,437       60,016      152,203       104,667         6,292      6,919,702
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

Contributions
   Participants         2,448,300      854,984      1,213,491    1,086,644    1,773,004     1,343,204       366,393      9,086,020
   Employer, net of
    forfeitures
    of $125,801         1,213,677      430,955        526,529      474,493      787,124       564,555       156,410      4,153,743
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

                        3,661,977    1,285,939      1,740,020    1,561,137    2,560,128     1,907,759       522,803     13,239,763
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

 Total additions        9,133,834    2,382,169      1,768,457    1,621,153    2,712,331     2,012,426       529,095     20,159,465
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

Deductions from
 net assets
 attributed to:
   Withdrawals         (6,405,978)    (491,654)       (26,039)     (19,399)     (29,986)      (19,276)       (5,905)    (6,998,237)
   Administrative
    expenses             (145,977)     (11,305)        (1,339)      (1,186)      (1,875)       (1,307)         (361)      (163,350)
   Other                     --        (12,564)       205,841        5,736        9,340         8,726          (319)       216,760
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

 Total deductions      (6,551,955)    (515,523)       178,463      (14,849)     (22,521)      (11,857)       (6,585)    (6,944,827)
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

Net increase
 (decrease)
 prior to
   interfund
    transfers           2,581,879    1,866,646      1,946,920    1,606,304    2,689,810     2,000,569       522,510     13,214,638
   Interfund
    transfers         (33,343,213)     (19,077)    33,327,688        8,913         (180)       10,449        15,420           --
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

Net increase
 (decrease)           (30,761,334)   1,847,569     35,274,608    1,615,217    2,689,630     2,011,018       537,930     13,214,638
Net assets
 available for
 plan benefits
 at beginning
 of year               68,034,735    4,312,994           --           --           --            --            --       72,347,729
                     ------------  -----------  -------------  -----------  -----------  ------------  ------------  -------------

Net assets
 available for
 plan benefits
 at end of year      $ 37,273,401  $ 6,160,563  $  35,274,608  $ 1,615,217  $ 2,689,630  $  2,011,018  $    537,930  $  85,562,367
                     ============  ===========  =============  ===========  ===========  ============  ============  =============



See notes to financial statements.

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1993 and 1992

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Accounting Basis: The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest income and the related assets are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

Investment Valuation: Investments are stated at fair or contract value. The group annuity contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate less withdrawals. Fair value of the other investments is determined by quoted market prices on an active market or redemption values.

Gains/(Losses): The change in the difference between the fair value and the cost of investments is reflected as unrealized gains/(losses) in the aggregate fair value of investments. Realized gains and losses on the disposal of investments are calculated as the difference between the proceeds received and the average cost of investments sold.


NOTE B--DESCRIPTION OF THE PLAN

The Witco Corporation Thrift Savings Plan ("Plan") is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Witco Corporation and subsidiary companies ("Witco" or "Company") in following a systematic savings program. An employee becomes eligible to participate in the Plan on the first day of the month following 31 days of service. Eligible employees may make a basic contribution under the Plan in amounts equal to 1%, 2% or 3% of their base pay. Witco makes monthly contributions in an amount equal to 100% of these basic employee contributions except for certain bargaining employees whose participation is based upon terms of their respective collective bargaining agreement. In addition, employees may elect to make voluntary supplemental contributions of 1% to 7% of their base pay. Witco does not make contributions with respect to any portion of the voluntary supplemental contributions.

The Plan permits pre-tax and after-tax contributions by participants. Certain bargaining employees are excluded from making after-tax contributions. Participants may direct the pre-tax contributions and after tax contributions, including Company matching contributions, to be invested in one or more of seven funds. The after-tax contributions in 1992 could only be directed to the group annuity contracts. The seven funds include a Witco common stock fund, money market fund, guaranteed investment trust fund, and various diversified bond and equity funds as described below.

     Group Annuity Contracts. After-tax contributions were invested in group annuity contracts in which payment of principal and interest at a fixed rate is guaranteed by the issuer of each investment contract for a specified period. For group annuity contracts expiring after January

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1993 and 1992

NOTE B--DESCRIPTION OF THE PLAN--Continued

     1, 1993, the participants are allowed to transfer their investment to any of the other fund available. Effective January 1, 1993, a Guaranteed Investment Fund Trust (GIFT) replaced the expired group annuity contracts as an investment option for both pre-tax and after-tax contributions. On December 31, 1993, the Metropolitan Life Group Annuity Contract totaling $17,580,530 expired and the assets were temporarily held in an overnight contract until they could be allocated to the participant's choice of funds on January 3, 1994.

     Fund A - Witco Stock Fund. Contributions are invested in Witco Corporate Common Stock.

     Fund B - Money Market Fund. Contributions are invested in the Dreyfus Liquid Assets which is a diversified open-end money market mutual fund managed by Dreyfus. The fund's objective is to provide as high a level of current income as is consistent with the preservation of capital. The fund invests in money market instruments including U.S. Government securities, time deposits, certificates of deposit, banker's acceptances and other short-term corporate obligations.

     Fund C - Dreyfus Short-Intermediate Government Fund. Contributions are invested in the Dreyfus Short-Intermediate Government Fund which is a fund that offers as high a level of income as is consistent with the preservation of capital. The fund invests in a portfolio of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and repurchase agreements relating to them.

     Fund D - Dreyfus Fund. Contributions are invested in the Dreyfus Fund which is a diversified, open-end mutual fund with a primary objective of long term capital appreciation consistent with preservation of capital. The fund invests primarily in common stocks.

     Fund E - Dreyfus Growth Opportunity Fund. Contributions are invested in the Dreyfus Growth Opportunity Fund which is a diversified open-end mutual fund that seeks long-term capital growth by investing principally in common stocks of domestic issuers and securities of foreign companies and governments.

     Fund F - Dreyfus Global Investing Fund. Contributions are invested in the Dreyfus Global Investing Fund which is an open-end, non-diversified mutual fund whose goal is capital growth. The fund invests primarily in publicly issued common stocks of foreign and domestic issuers as well as convertible securities, preferred stocks and debt securities.

     Fund G - Guaranteed Investment Fund Trust (GIFT). Contributions are invested in the Guaranteed Investment Fund Trust which is a collective investment fund with a primary objective of high current income and stability of principal. The fund invests primarily in guaranteed investment contracts. The trustee and portfolio manager of the GIFT is LaSalle National Trust.

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1993 and 1992


NOTE B--DESCRIPTION OF THE PLAN--Continued

Participants are immediately vested in contributions made by them and become fully vested in the contributions made by Witco after they have completed three consecutive years of participation in the Plan or five years of service to Witco. Participants who have been terminated for reasons beyond their own control become fully vested in Witco's contributions upon their termination. Non-vested contributions by Witco which have been forfeited by participants are applied to reduce future contributions by Witco. Terminated participants whose account balance is at least $3,500 may elect to defer receipt of such amounts until the required distribution date under Section 401(a)(9) of the Code.

Employees participating in the Plan will not be subject to federal income tax on amounts contributed to the Plan by Witco and earnings allocated to their accounts until such time that their participating interest in the Plan is distributed to them. The Plan provides that participants may elect to have their pre-tax contributions subject to certain limitations, excluded from taxable income pursuant to Section 401(k) of the Internal Revenue Code.

Employees are permitted to make hardship withdrawals if certain criteria are met. Only one hardship withdrawal a year is permitted.

Witco, by action of its Board of Directors, may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. In addition, Witco may terminate or amend the Plan for any reason, at any time, provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.


NOTE C--INCOME TAX STATUS

The Company will be filing for an updated determination letter from the Internal Revenue Service stating that the amendment of the Plan incorporate new provisions and comply with current tax regulations meets the requirements of a qualified plan as defined by the Internal Revenue Code (IRC) and is, therefore, not subject to income tax. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Management Committee of Witco is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1993 and 1992



NOTE D--INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                              December 31,
                                                                     ----------------------------
                                                                         1993             1992
                                                                     -----------      -----------
New York Life Insurance Co. Group Annuity
  Contract #06022 at 8.83% through
  December 31, 1994                                                  $18,921,884      $19,314,741

Metropolitan Life Insurance Co. Group
  Annuity Contract #11344 at 8.47% through
  December 31, 1993                                                            -       17,958,660

Metropolitan Life Insurance Co.
  Overnight Contract at 3% through
  January 3, 1994                                                     17,580,530              -

Guaranteed Investment Fund Trust                                      15,536,930              -

Dreyfus Liquid Assets, Inc.                                           11,756,262       35,274,608

Dreyfus Fund, Inc.                                                     9,025,056        2,689,630

Dreyfus Growth Opportunity Fund, Inc.                                  6,055,774        2,011,018

Dreyfus Short-Intermediate Government Fund, Inc.                       6,047,793        1,615,217

Witco Stock Fund*                                                      9,680,884        6,160,563




* Party-in-interest investment

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

                     Years Ended December 31, 1993 and 1992


NOTE E--SUBSEQUENT EVENTS

Effective January 1, 1994, the Company amended the Witco Corporation Thrift Savings Plan to incorporate changes in investment options, administrative changes, and provision enhancements. The investment options, trustee and record keeping responsibilities of the Plan were transferred to Fidelity Investments. The Plan name was changed to the Witco Corporation Employee Retirement Savings Plan. The Plan provision enhancements include an employee loan provision, the removal of certain restrictions on withdrawals of employee and company matched funds, the allowance of daily transactions for all of the funds, adoption of the unitization for the Witco Stock Fund and certain administrative changes resulting from the conversion to Fidelity Investments.

Effective December 31, 1993, the Sherex Chemical Company, Inc. Employee Thrift Plan (IRS ID# 054) ("Sherex") was merged into the Plan. The assets of the Sherex plan totaling approximately $30,000,000 at December 31, 1993 were transferred to Fidelity Investments and invested in similar funds managed by Fidelity Investments in early 1994. The participants, previously in the Sherex plan, will be subject to all the provisions of the Plan as of the effective date for all future contributions. Certain provisions will be "grandfathered" for investments prior to the merge date.

In January 1994, the Plan distributed approximately $2,500,000 to participants who withdrew funds or terminated from the Plan at December 31, 1993.

                             Supplemental Schedules

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               December 31, 1993




                                                         SHARES,
                                                        UNITS OR
                                                        PRINCIPAL                           CURRENT
                   DESCRIPTION                           AMOUNT             COST             VALUE
- - - - - ------------------------------------------------       ----------       -----------       -----------
New York Life Insurance Co. Group
  Annuity Contract #06022 at 8.83% through
  December 31, 1994                                    18,921,884       $18,921,884       $18,921,884

Metropolitan Life Insurance Co. Group
  Overnight Contract at 3.00%
  through January 3, 1994                              17,580,530        17,580,530        17,580,530

Guaranteed Investment Trust Fund                       15,536,930        15,536,930        15,536,930

Dreyfus Liquid Assets, Inc.                            11,756,262        11,756,262        11,756,262

Witco Stock Fund*                                         303,714         6,334,534         9,680,884

Dreyfus Fund, Inc.                                        688,936         9,074,353         9,025,056

Dreyfus Growth Opportunity Fund, Inc.                     563,852         6,940,640         6,055,774

Dreyfus Short-Intermediate Government Fund, Inc.          531,908         6,142,248         6,047,793

Dreyfus Global Investing, Inc.                            211,650         3,017,887         3,394,870





* Party-in-interest investment

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year Ended December 31, 1993




Transactions or series of transactions during the year ended December 31, 1993, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. A series of transactions may include single transactions that are in excess of 5% of the current value of Plan assets reportable per Department of Labor regulations. There were no category (ii) or (iv) reportable transactions during 1993.


                                                      NUMBER      AGGREGATE       NUMBER        AGGREGATE
                                                        OF         VALUE OF         OF           VALUE OF        COST OF
IDENTITY OF                                          PURCHASE     PURCHASES/       SALES          SALES/          SALES/       GAIN
PARTY INVOLVED             DESCRIPTION OF ASSET    TRANSACTIONS    DEPOSITS*    TRANSACTIONS    WITHDRAWALS*   WITHDRAWALS    (LOSS)
- - - - - ------------------------   --------------------    ------------   ----------    ------------    ------------   -----------    ------

Category (i)--Individual
 transaction in excess
 of 5% of plan assets:
- - - - - -----------------------

  Metropolitan Life
   Insurance Company
   Group Annuity
   Contract #11344         Group Annuity Contract                                               $17,580,530    $17,580,530       -

  Metropolitan Life
   Insurance Company       Overnight Investment
                           Contract                               $17,580,530

  Dreyfus Liquid
   Assets, Inc.            Mutual Fund                             10,370,386                    10,370,386     10,370,386       -
                                                                                                 22,491,200     22,491,200       -

  Guaranteed
   Investment
   Fund Trust              GIC Fund                                8,884,329





* Current value at date of transaction.

                     WITCO CORPORATION THRIFT SAVINGS PLAN

                          Year Ended December 31, 1993



                                                      NUMBER      AGGREGATE       NUMBER        AGGREGATE
                                                        OF         VALUE OF         OF           VALUE OF        COST OF
IDENTITY OF                                          PURCHASE     PURCHASES/       SALES          SALES/          SALES/       GAIN
PARTY INVOLVED             DESCRIPTION OF ASSET    TRANSACTIONS    DEPOSITS*    TRANSACTIONS    WITHDRAWALS*   WITHDRAWALS    (LOSS)
- - - - - ------------------------   --------------------    ------------   ----------    ------------    ------------   -----------    ------


Category (iii)--Series of
 security transactions:
- - - - - -------------------------

 Dreyfus Liquid
  Assets, Inc.               Mutual Fund               611        $18,851,897       466         $42,370,243    $42,370,243       -

 Guaranteed Investment
  Fund Trust                 GIC Fund                  258         17,220,750        82           1,683,821      1,683,821       -

 Dreyfus Fund, Inc.          Mutual Fund               214          7,244,855       153           1,222,595      1,224,547  $(1,952)

 Dreyfus Growth
  Opportunity Fund, Inc.     Mutual Fund               259          4,814,347       168             938,062        974,021  (35,959)

 Dreyfus Short-Intermediate
  Government Fund, Inc.      Mutual Fund               127          5,267,902       214             802,084        798,329    3,755

 Metropolitan Life
  Insurance Company          Group Annuity
   Group Annuity
   Contract #11344           Contract                   12          1,430,513        21          18,904,199     18,904,199       -




 * Current value at date of transaction.